GT Biopharma, Inc.

8000 Marina Blvd, Suite 100

Brisbane, CA 94005

June 27, 2024

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	GT Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-280326
CIK: 109657

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), GT Biopharma, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the registration statement on Form S-1 (File No. 333-280326), initially filed with the U.S. Securities and Exchange Commission on June 20, 2024 (the “Registration Statement”), be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on 28 June, 2024, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If you have any questions or comments, please contact Roger Bivans of Baker & McKenzie LLP at (214) 978 3095.

Thank you for your assistance with this matter.

Sincerely,

/s/ Michael Breen
Michael Breen
Interim Chief Executive Officer

Via E-mail:

cc:	Roger Bivans
Baker & McKenzie LLP